# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 229 West 43rd Street, New York, New York (NY), 10036
Date of event which requires filing of this statement: 05/23/2025
Amends the filing with accession number 0001072613-22-000039
Filed by CIK 0001452907
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 13, L.P. (CIK 0001452907): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 13, L.P. (CIK 0001460752): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 13 GP, LTD (CIK 0001460751): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick J. Kerins (CIK 0001235112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 55,712; shared voting power 0; sole dispositive power 55,712; shared dispositive power 0; aggregate amount beneficially owned 55,712 (0.2% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 West 43rd Street, New York, New York (NY), 10036
Comment:
This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 13, 2022 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 16, 2024 ("Amendment No. 1"), Amendment No. 2 thereto filed on March 18, 2025 ("Amendment No. 2"), Amendment No. 3 thereto filed on March 28, 2025 ("Amendment No. 3"), and Amendment No. 4 thereto filed on May 8, 2025 ("Amendment No. 4") relating to the Class A Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 13, L.P. ("NEA 13"); NEA Partners 13, L.P. ("NEA Partners 13"), which is the sole general partner of NEA 13; and NEA 13 GP, LTD ("NEA 13 LTD" and together with NEA Partners 13, the "Control Entities"), which is the sole general partner of NEA Partners 13; and Forest Baskett ("Baskett"), Patrick J. Kerins ("Kerins") and Scott D. Sandell ("Sandell") (together, the "Directors"), and Anthony A. Florence, Jr. ("Florence") and Mohamad H. Makhzoumi ("Makhzoumi"). The Directors are the directors of NEA 13 LTD. Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 13, each Control Entity, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Ave., 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 13 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 13 is to act as the sole general partner of NEA 13. The principal business of NEA 13 LTD is to act as the sole general partner of NEA Partners 13. The principal business of each of the Directors and the Executive Committee is to manage the Control Entities, NEA 13 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 13 and NEA Partners 13 are exempted limited partnerships organized under the laws of the Cayman Islands. NEA 13 LTD is an exempted company organized under the laws of the Cayman Islands. Each of the Directors is a United States citizen. Each of Florence and Makhzoumi is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 23, 2025, NEA 13 entered into a Share Repurchase Agreement (the "Repurchase Agreement") with the Issuer. Pursuant to the Repurchase Agreement, the Issuer agreed to repurchase 1,826,845 shares of the Issuer's Class A Common Stock from NEA 13 in a privately negotiated transaction at a purchase price of $1.824 per share, for an aggregate purchase price of approximately $3,332,165. The closing under the Repurchase Agreement occurred on May 28, 2025. The foregoing description of the Repurchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Repurchase Agreement, a copy of which is attached as Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 27, 2025 and is incorporated herein by reference.

Other than as described above, Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Class A Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 27, 2025, Kerins is the record owner of 55,712 shares of Class A Common Stock. No other Reporting Person holds any shares of Class A Common Stock.

The percentage of outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 37,181,861 shares of Class A Common Stock reported by the Issuer to be outstanding as of May 6, 2025, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025, reduced by the number of shares of Class A Common Stock repurchased under the Repurchased Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
See the description of the transactions contemplated by the Repurchase Agreement described under Item 4, which is incorporated by reference herein.

Other than as described above, Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Class A Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to beneficially own five percent or more of the Issuer's Common Stock as of May 23, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Repurchase Agreement set forth in Item 4 above is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Schedule A: Transactions during the past 60 days.

Exhibit 3 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/28/2025)
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/28/2025)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/28/2025)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/28/2025)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/28/2025)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/28/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (05/28/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (05/28/2025)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (05/28/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (05/28/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (05/28/2025)
Comment: This Amendment No. 5 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 3.